Genesis Lease Limited Signs Agreement For The Purchase And Leaseback Of Two New Airbus A320-200 Aircraft

LIMERICK, Ireland, April 20, 2007 - Genesis Lease Limited (NYSE:GLS) announced today that it has signed definitive agreements with Deccan Aviation Limited ('Air Deccan') of Bangalore, India for the purchase and leaseback under long term contracts of two new Airbus A320-200 series aircraft. The aircraft are scheduled to be delivered to Air Deccan at Airbus' manufacturing facility in Toulouse, France in July and September of 2007. Commenting on the transaction, Genesis Lease Limited Chief Commercial Officer, Cian Dooley, said, "We are delighted to announce the addition of these high quality aircraft to the Genesis Lease portfolio and to welcome one of India's leading airlines, Air Deccan, as a new customer on the basis of a purchase and 12-year lease back transaction on mutually attractive economic terms."

Mr. Dooley continued, "Globally, the demand for air travel continues to grow significantly. There is tremendous demand for aircraft, particularly young modern aircraft, which is driving a high level of leasing activity around the world. Genesis Lease is uniquely positioned to help support this demand by leveraging our unique financing and operating structure."

The Airbus A320 aircraft are high technology, economical and environmentally responsible aircraft. Fuel burn, emissions and noise footprints are among the best for aircraft in their size category. The A320 is one of the most popular aircraft ever built, with more than 1,600 aircraft in operation globally with around 180 airlines and more than 1,000 on order for future delivery.

Air Deccan is playing a significant role in the burgeoning civil aerospace sector in India. Growth in passenger numbers in recent years has been rapid and Air Deccan is now the number two carrier in the market with 21.7% (February 2006) market share. Commenting on the transaction, Air Deccan Chief Financial Officer, Mr. Ramki Sundarum, said, "Air Deccan has worked hard to be an innovator and market leader in low cost travel in India. These Airbus A320-200 aircraft are a key part of our business strategy and we look forward to operating them for many years to come. We are pleased to be Genesis Lease's first customer in India and look forward to developing our relationship further."

About Air Deccan

India's fastest growing low cost airline and the 2nd largest airline in the country, with a market share of 21.7% (February 2006) Air Deccan has the largest network in India today covering 65 airports, plying over 350 flights a day. The airline currently operates a brand new fleet of 19 Airbus A – 320 aircraft, with an average age of 1.5 years and 24 ATR Turboprop aircraft. Since its inception in August 2003, Air Deccan has carried over 9 million passengers and the numbers are growing everyday. The airline has recorded an on time performance of (within 1 hour) of 98.65% for March 2007.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Limerick, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis' common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol "GLS."

Cian Dooley Chief Commercial Officer Genesis Lease Limited +353-61-633-777 cian.dooley@genesislease.com

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